Tia IV, Inc.
7325 Oswego Road, Suite D
Liverpool, NY 13090
Phone: 315-703-9017

November 22, 2006

United States Securities and
Exchange Commission
Attn: John D. Reynolds
Mail Stop 3561
Washington, D.C. 20549

Re:	Tia IV, Inc., File No. 0-52288 Registration Statements of Form 10-SB

Dear Mr. Reynolds:

In reply to your letter of November 15, 2006, the registration statement for Tia IV, Inc. has been amended to include the signature as required by Form 10-SB.

Tia IV, Inc. acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Mary Passalaqua
Mary Passalaqua President